Exhibit 99.79

March 14, 2018	1500 Robert-Bourassa Blvd., 7th Floor
Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: IMMUNOVACCINE INC.	AMENDED

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General and Special Meeting
Record Date for Notice of Meeting :		March 29, 2018
Record Date for Voting (if applicable) :		March 29, 2018
Beneficial Ownership Determination Date :		March 29, 2018
Meeting Date :		May 01, 2018
Meeting Location (if available) :		Toronto, Ontario
Issuer sending proxy related materials directly to NOBO:		Yes
Issuer paying for delivery to OBO:		Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:

Description	CUSIP Number		ISIN
COMMON SHARES	45254B103		CA45254B1031
COMMON SHARES REGULATION S US 1933 LEG	C4578J109		CAC4578J1092
COMMON SHARES DATED LEG EXP OCT 09/16	45254B509		CA45254B1099

Sincerely,

Computershare

Agent for IMMUNOVACCINE INC.